FIRST NATIONAL CAPITAL MARKETS, INC.

(SEC I.D. No. 8-53514)

STATEMENT OF FINANCIAL CONDITION AS
OF DECEMBER 31, 2018 AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
First National Capital Markets, Inc.
Omaha, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

Omaha, Nebraska
February 28, 2019

We have served as the Company's auditor since 2002.

FIRST NATIONAL CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

CASH	$	3,445,305
RECEIVABLES:		
Commissions		207,552
Income taxes		71,056
Other		51,507
Total receivables		330,115
SECURITIES OWNED		671,856
DEPOSIT WITH CLEARING ORGANIZATION		250,021
PREPAID EXPENSES AND OTHER ASSETS		65,809
INVESTMENT IN PARTNERSHIP		49,834
TOTAL	$	4,812,940

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued compensation and benefits	$	577,767
Accrued expenses and other liabilities		308,997
Accounts payable to affiliates		52,870
Total liabilities		939,634

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		640,000
Retained earnings		3,223,306
Total stockholder's equity		3,873,306
TOTAL	$	4,812,940

See notes to statement of financial condition.

FIRST NATIONAL CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Capital Markets, Inc. (the "Company"), is a wholly owned subsidiary of First National Investment Banking, Inc., which is a wholly owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including traditional securities products, fixed income and money market securities, and investment advisory products and services. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, underwriting, and payment services. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services.

The Company is registered with the Securities and Exchange Commission (the "SEC") and operates as a separate entity as a registered member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Owned — Securities owned are carried at fair value and consist of municipal warrants.

Securities Transactions — Securities transactions are recorded on a trade-date basis.

Income Taxes — The Company is included in the consolidated income tax return of the Parent Company. Under the liability method used to calculate income taxes, the Company provides deferred taxes for differences between the financial statement carrying amounts and tax basis of existing assets and liabilities by applying currently enacted statutory rates that are applicable to future periods.

Deferred taxes relate to employee benefits, prepaid expenses, and the partnership investment. The Company had deferred tax assets of $18,414 and deferred tax liabilities of $10,961 at December 31, 2018. Net deferred tax assets of $7,453 are reflected in prepaid expenses and other assets on the statement of financial condition.

The Company has no liability recorded at December 31, 2018 for uncertainty in income taxes or for interest and penalty payments. Additionally, there were no interest or penalty payments made in 2018. The tax years 2015 through 2018 remain open to examination by the major taxing jurisdictions in which the Parent Company files the consolidated income tax return.

Restricted Cash — Restricted cash included in cash and securities segregated under federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy

requirements under both the Commodity Exchange Act and Rule 15c3-3 of the SEC. This cash is held within a special reserve bank account for the benefit of customers. As of December 31, 2018, the balance of the restricted cash was $0.

Subsequent Events — As required by Financial Accounting Standards Board Accounting Standards Codification (ASC) 855-10, "Subsequent Events," the Company evaluated subsequent events through the date the financial statements were issued. The Company did not have any subsequent events that would require recognition or disclosure in the financial statements or notes as of and for the year ended December 31, 2018, except as disclosed herein.

Recently Issued Accounting Pronouncements —

ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," was issued to change the accounting for certain equity securities to record at fair value with unrealized gains or losses reflected in earnings, as well as improve the disclosures of equity securities and the fair value of financial instruments. The Company adopted ASU 2016-01 in the first quarter of 2018 with no significant impact on the Company's financial statements.

As a result of adopting the ASU, the Company's investments in nonmarketable equity securities previously accounted for under the cost method of accounting are now accounted for either at fair value with unrealized gains and losses reflected in earnings or using the measurement alternative. The measurement alternative is similar to the cost method of accounting, except the carrying value is adjusted through earnings for impairment, if any, and changes in observable and orderly transactions in the same or similar investment. The Company accounts for substantially all of its private equity securities, which includes the Investment in Partnership, previously using the cost method of accounting, now under the measurement alternative.

ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement," eliminates such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy. The ASU adds new disclosure requirements for Level 3 measurements. This ASU is effective for fiscal years beginning after December 15, 2019, with early adoption permitted for any eliminated or modified disclosures. The Company early adopted the provisions for eliminated disclosures as of January 1, 2018 and is evaluating the effect of adopting the remainder of this new accounting guidance, but does not expect adoption will have a material impact on the Company's disclosures.

2. REGULATORY REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio) not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness), as defined under such provisions. Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $3,388,023, which was $3,138,023 in excess of required capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

On February 12, 2018, the Division of Enforcement of the SEC announced the Share Class Selection Disclosure Initiative (SCSD) to encourage SEC registered investment advisers (RIAs) to self-report certain violations relating to their failure to disclose conflicts of interest associated with the receipt of

12b-1 fees for investing client funds in, or recommending that clients invest in, a 12b-1 fee share class when a lower share class was available to clients for the same fund. FNCM self-reported that at times during the period January 1, 2014 to June 30, 2015, FNCM purchased, recommended, or held for advisory clients mutual fund share classes that charged 12b-1 fees instead of lower-cost share classes of the same funds for which the clients were eligible. FNCM received 12b-1 fees in connection with these investments and did not have adequate disclosures in its Form ADV or otherwise with respect to the potential conflicts of interest related to its receipt of 12b-1 fees and/or its selection of mutual fund share classes that pay such fees. FNCM entered into an Offer of Settlement with the SEC that required the payment by FNCM of disgorgement and prejudgment interest. No additional penalties are expected under the SCSD initiative.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with ASC 820, "Fair Value Measurement," the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 – Quoted prices in active markets for identical assets/liabilities.

- Level 2 – Includes prices based on other observable inputs, including prices based on recent market transactions for similar assets/liabilities. The Company's Level 2 assets include municipal warrants.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$ 671,856	$ -	$ 671,856
Total assets accounted for at fair value:	$ -	$ 671,856	$ -	$ 671,856

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned – The Company's municipal warrants are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants.

4. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha ("FNBO"). These services include federal funds transfers, bond accounting, portfolio trades,

and repurchase agreements and negotiable certificates of deposit dealer services. At December 31, 2018, $0 was due to the Company from affiliates for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational, and information systems audit services, compliance, audit and consulting services, branding/trademark modifications, and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. At December 31, 2018, the Company owed affiliates $52,870 for services provided.

At December 31, 2018, the Company had cash on deposit of $220,305 with FNBO. The Company has not experienced any losses on its deposits of cash.

The Company has a $10,000,000 line of credit with the Parent Company. There were no amounts outstanding as of December 31, 2018. The line of credit accrues interest on the outstanding principal at a variable interest rate equal to one month LIBOR plus 2.75%.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

5. **EMPLOYEE BENEFIT PLANS**

The Parent Company has a contributory defined contribution plan, which covers substantially all employees. At December 31, 2018, the Company's discretionary portion of the defined contribution was $54,156, which is recorded as accrued compensation and benefits in the statement of financial condition and is owed to the Parent Company.

6. **INVESTMENT IN PARTNERSHIP**

The Company has an interest in a limited partnership. This partnership fund holds investments in real estate ventures. The Company's partnership interest is less than 7% of the partnership's total capital and is accounted for using the measurement alternative at $49,834, net of impairment. The Company assesses this investment for impairment on an annual basis.

7. **COMMITMENTS AND CONTINGENCIES**

The Company is involved in various legal matters in the normal course of its business. At December 31, 2018, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's results of operations, cash flows, or financial position.

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